SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-36258

Crescent Point Energy Corp.

(Name of Registrant)

Suite 2000, 585 - 8th Avenue S.W.

Calgary, Alberta, T2P 1G1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crescent Point Energy Corp.
(Registrant)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer

Date: November 16, 2023

EXHIBIT INDEX

99.1	Arrangement Agreement dated November 6, 2023 between Crescent Point Energy Corp. and Hammerhead Energy Inc.
99.2	Material Change Report dated November 6, 2023.
99.3	Form of Voting Support Agreement dated November 6, 2023 (Significant Shareholder).
99.4	Form of Voting Support Agreement dated November 6, 2023 (Other Shareholders and Incentive Award Holders).

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